Exhibit 99.1

Subsea 7 S.A. awarded $60 million contract in the North Sea

Luxembourg – February 25, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announced today the award of an engineering, procurement, installation and commissioning contract from Centrica Energy Upstream for the flowlines and subsea works on the Ensign Project, approximately 18km North West of the Audrey ‘A’ platform, located over Block 48/14 and 48/15 of the UK Sector of the North Sea. The contract is valued at approximately $60 million and is part of Subsea 7’s long-term partnership agreement with Centrica Energy Upstream.

Subsea 7’s work scope is to engineer, procure, install, tie-in and pre-commission 24km of 10" gas and 2" methanol pipelines - connecting the new un-manned Ensign satellite platform with the existing subsea pipelines at the Audrey ‘A’ platform. In addition, Subsea 7 will engineer, procure, install, tie-in and pre-commission 2km of 10” gas pipeline and associated control umbilical connecting the Ensign platform to a new subsea well.

Engineering, project management and procurement for the Ensign Project is underway at Subsea 7's Aberdeen office. Fabrication of the rigid pipelines will take place at Subsea 7's North Sea Spoolbase at Vigra, Norway with installation taking place during the third quarter of 2011, utilising Subsea 7’s pipelay and construction vessels.

Oeyvind Mikealsen, Subsea 7's Senior Vice President, North Sea, Mediterranean & Canada said: “This significant award further strengthens Subsea 7’s unique long-term partnership with Centrica Energy Upstream, which recently celebrated its five-year anniversary. Over the past five years, we have safely and successfully delivered numerous North Sea projects together whilst maximising efficiencies through security of supply and early engagement in the planning and design process. We look forward to similar success with the Ensign Project over the coming year.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.